October 17, 2019

Tyler Sloat
Chief Financial Officer
Zuora, Inc.
3050 South Delaware Street
Suite 301
San Mateo, CA 94403

       Re: Zuora, Inc.
           Form 10-K for Fiscal Period Ended January 31, 2019
           Filed April 18, 2019
           File No. 001-38451

Dear Mr. Sloat:

       We have reviewed your October 4, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 9, 2019 letter.

Form 10-K for Fiscal Period Ended January 31, 2019

Risk Factors
Provisions in our charter documents and under Delaware law..., page 34

1. We note the revised disclosures provided in your July 31, 2019 Form 10-Q in response to prior comment 1. In future filings, please further revise to clarify that shareholders can file claims in either state or federal court even when the Delaware Chancery Court has jurisdiction over a claim pursuant to the Securities Act of 1933. Clearly disclose whether your provision applies to claims under the Exchange Act and if so, clarify that those claims may only be brought in federal court. Lastly, disclose that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 Tyler Sloat
Zuora, Inc.
October 17, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Financial Metrics, page 41

2. You state in your response to prior comment 2 that subscription billings on a trailing 12-
      month basis will correlate to your long-term subscription revenue growth rate over time, which you believe is a more reliable measure to manage your business and assess financial performance. Also, in your Q2 2020 earnings call you state that in order to normalize the fluctuations in quarterly billings, you generally look at billings growth over a longer period of time. Please tell us how management uses these longer term billings measures in managing your business and revise to include a quantified discussion of such measures in future filings, as applicable. Refer to Section III.B.1 of SEC Release No. 33-
      8350.
Results of Operations
Fiscal Years Ended January 31, 219 and 2018
Revenue, page 45

3. We note your response to prior comment 3. Please explain further why you believe it would be misleading to quantify revenue attributable to new customers as a percentage of total subscription revenue growth for periods longer than three months. In this regard, tell us why you only contemplate revenue from new customers in one quarter when calculating the percentage growth for the longer six, nine or twelve month periods in the denominator. Please provide further support as to why this disclosure is misleading for any period other than quarterly periods or revise to include such information for each period in which you provide a results of operations discussion.
       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins at (202) 551-3499 if you have any questions.




                                                            Sincerely,
FirstName LastNameTyler Sloat
                                                            Division of
Corporation Finance
Comapany NameZuora, Inc.
                                                            Office of
Technology
October 17, 2019 Page 2
cc:       Jennifer Pileggi
FirstName LastName